Shareholder meeting

On March 7, 2005, the Annual Meeting of the Fund was held to elect five Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 25,253,004 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                                          WITHHELD
                                    FOR                   AUTHORITY
James F. Carlin                     25,032,509            209,465
Richard P. Chapman, Jr.             25,022,738            219,236
William H. Cunningham               25,008,464            233,510
James A. Shepherdson*               25,032,772            209,202

* Mr. James A. Shepherdson resigned effective July 15, 2005.

The preferred shareholders elected Patti McGill Peterson as a Trustee of the Fund until her successor is duly elected and qualified, with the votes tabulated as follows: 11,025 FOR, 0 AGAINST and 5 ABSTAINING.

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending July 31, 2005, with the votes tabulated as follows: 25,040,976 FOR, 88,122 AGAINST and 123,906 ABSTAINING.